Exhibit 99.1

Edward G. Jepsen

14 Gale Road

Bloomfield, CT 06002

June 9, 2005

Joseph L. Welch

c/o ITC Holdings Corp.

39500 Orchard Hill Place, Suite 200

Novi, MI 48375

Dear Mr. Welch:

As we have discussed, I have agreed to serve as a member of the Board of Directors of ITC Holdings Corp., a Michigan company (the “Company”).  I understand I will be elected as a director of the Company shortly prior to the Company’s initial public offering of its common stock.  I consent to being named as a future Board member of the Company in the Form S-1 registration statement and any amendments thereto filed in connection with the Company’s initial public offering.

Very truly yours,

/s/ Edward G. Jepsen
Edward G. Jepsen